Ag 8/15



SE 12062286 MISSION

SEC Mail Processing Section

AUG 13 2012

Washington DC 405

| OMB APPROVAL | |
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| Expires: | April 30, 2013 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5 /A
# PART III

| SEC FILE NUMBER |
|---|
| 8- 66090 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DH Frederick Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5000 Birch Street Suite 3000 West Tower
(No. and Street)

Newport Beach (City) CA (State) 92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Querry 949-476-3720
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KMJ Corbin & Company
(Name – if individual, state last, first, middle name)

555 Anton Blvd (Address) Suite 1000 (City) Costa Mesa CA (State) 92626 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

Aus 8/20

## OATH OR AFFIRMATION

I, Richard Querey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of D H Frederick Securities, Inc, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public


JOEANNE M. MANZALA
Comm. #1926858
Notary Public - California
Orange County
Comm. Expires Feb 26, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## ACKNOWLEDGMENT

State of California
County of Orange )

On July 23, 2012 before me, Joeanne Manzala, Notary Public
(insert name and title of the officer)

personally appeared Charles Richard Querry,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.


JOEANNE M. MANZALA
Comm. #1926858
Notary Public - California
Orange County
Comm. Expires Feb 26, 2015

Signature  (Seal)

# DH FREDERICK SECURITIES, INC.
## SEC ID NO. 8-66090

STATEMENT OF FINANCIAL CONDITION AND
SUPPLEMENTAL SCHEDULE
As of December 31, 2011

**DH FREDERICK SECURITIES, INC.**
**(A WHOLLY OWNED SUBSIDIARY OF FREDERICK CAPITAL CORPORATION)**
**SEC ID. NO. 8-66090**

# STATEMENT OF FINANCIAL CONDITION AND SUPPLEMENTAL SCHEDULE

**As of December 31, 2011**

***with***

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM THEREON**

***and***

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5**

---

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. as a **PUBLIC DOCUMENT**.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
DH Frederick Securities, Inc.

We have audited the accompanying statement of financial condition of DH Frederick Securities, Inc. (the "Company") (a wholly owned subsidiary of Frederick Capital Corporation) as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of DH Frederick Securities, Inc. as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statement taken as a whole. The supplementary information contained in Schedule I required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statement. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statement. The information applied has been subjected to the auditing procedures applied in the audit of the financial statement and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statement or the financial statement themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statement taken as a whole.

As discussed in Note 4 to the financial statements, the Company has restated its 2011 financial statement to correct an error related to the recording of consulting expense.

KMJ Corbin & Company LLP

KMJ Corbin & Company LLP

Costa Mesa, California
February 6, 2012 (except for the effects of the restatement
disclosed in Note 4 as to which the date is July 31, 2012)

## STATEMENT OF FINANCIAL CONDITION

| ASSETS | | December 31, 2011 |
|---|---|---|
| Cash | $ | 39,931 |
| Accounts receivable | | 8,232 |
| Prepaid expenses | | 5,971 |
| | $ | 54,134 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | | |
| Current liabilities: | | |
| Accounts payable | $ | 26,380 |
| Commitments and contingencies | | |
| Stockholder's equity: | | |
| Common stock, $0.01 par value; 1,000 shares authorized, 1,000 shares issued and outstanding | | 10 |
| Additional paid-in capital (restated) | | 368,307 |
| Accumulated deficit (restated) | | (340,563) |
| Total stockholder's equity | | 27,754 |
| | $ | 54,134 |

## NOTE 1 – GENERAL

DH Frederick Securities, Inc. (the "Company") was incorporated in the State of California on June 2, 2003 and commenced operations on October 6, 2003. The Company is wholly owned by Frederick Capital Corporation ("FCC").

The Company is registered with the Securities and Exchange Commission ("SEC") as a broker/dealer in securities and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(i) of such rule) under the Securities Exchange Act of 1934, as the Company is an introducing broker/dealer which promptly transmits all funds and delivers all securities received in connection with its activities as a broker/dealer, and does not hold funds or securities for, or owe money or securities to, customers. Because of such exemptions, the Company is not required to prepare a determination of reserve requirements and possession or control requirements of Rule 15c3-3.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Risks, Uncertainties and Concentrations

*Net Capital Requirements*

The Company must maintain, at all times, minimum net capital of $5,000 or 6-2/3% of aggregate indebtedness, whichever is greater, and a ratio of aggregate indebtedness to net capital of less than 15 to 1, as defined under SEC Rule 15c3-1, "Net Capital Requirements for Brokers or Dealers." As of December 31, 2011, the Company had net capital of $21,783, which was $16,783 in excess of the required minimum net capital and had a ratio of aggregate indebtedness to net capital of 1.21 to 1.

*Registration*

The Company must register with state departments which govern compliance with securities laws in which it does business. The Company generates a substantial amount of income in the State of California. Various regulatory requirements exist in each state with which the Company must comply. Should the Company violate certain state securities laws, it could be prohibited from doing business in that state.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

*Cash*

At times, the Company may maintain cash balances in excess of the Federal Deposit Insurance Corporation limits per customer per financial institution.

Revenue Recognition

Commissions are recorded during the period in which services are performed.

Use of Estimates

In the normal course of preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates made by the Company's management include but are not limited to, the collectibility of receivables. Actual results could differ from those estimates.

Income Taxes

The Company has elected to be taxed as a qualified subchapter S corporation under the Internal Revenue Code and under the tax laws of the State of California, pursuant to which taxes on income of the Company are the responsibility of the stockholder. Under this election, the Company's taxable income or loss flows through to the stockholder's federal and state income tax returns. The State of California imposes an $800 minimum tax per year, and a tax equal to 1.5 percent of taxable income, which may be offset by available tax credits and/or loss carryforwards.

The Company recognizes any uncertain income tax positions on income tax returns at the largest amount that is more-likely-than not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. There are no unrecognized tax benefits as of the date of adoption. There are no unrecognized tax benefits included in the statement of financial condition that would, if recognized, affect the effective tax rate. The Company's policy is to recognize interest and/or penalties related to income tax matters in income tax expense. The Company had $0 accrued for interest and penalties on the Company's statement of financial condition at December 31, 2011.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The Company is subject to taxation in the U.S. and State of California. The Company does not foresee material changes to its gross uncertain income tax position liability within the next twelve months. The Company is no longer subject to IRS or state examinations prior to 2007.

### Liquidity and Risks

The Company has a limited operating history and relies on a small group of customers for all of its operating cash flow.

The Company's ability to continue in existence is dependent on, among other factors, the Company's ability to generate adequate cash flows from operations and from debt and equity financing to fund its operations. The Company has addressed the factors mentioned above by focusing on its business plan to further develop its customer base. Management believes that this plan is sufficient to allow the Company to adequately fund its operations through at least February 28, 2013. In the event that additional funds are required, FCC has committed to provide such funding.

### Subsequent Events

The Company has evaluated and determined that no events have occurred subsequent to the statement of financial condition date and through the date of issuance of this financial statement, which would require inclusion or disclosure in its financial statement.

## NOTE 3 – COMMITMENTS AND CONTINGENCIES

### Related Party Transactions

The Company was obligated to pay $3,000 monthly in 2011 in the form of management fees to FCC for general and administrative service support (including facilities) provided to the Company. Management fee expense was $36,000 for the year ended December 31, 2011, which was recorded as a contribution from FCC, by mutual agreement of the parties.

During the year ended December 31, 2011, the Company recorded consulting expense of $90,000 (restated) for services provided by FCC.

## NOTE 3 – COMMITMENTS AND CONTINGENCIES, continued

Indemnities and Guarantees

During the normal course of business, the Company has made certain indemnities and guarantees under which it may be required to make payments in relation to certain transactions. These indemnities include certain agreements with the Company's officers, under which the Company may be required to indemnify such person for liabilities arising out of their employment relationship. The duration of these indemnities and guarantees varies and, in certain cases, is indefinite. The majority of these indemnities and guarantees do not provide for any limitation of the maximum potential future payments the Company could be obligated to make. Historically, the Company has not been obligated to make any payments for these obligations and no liabilities have been recorded for these indemnities and guarantees in the accompanying financial statement.

## NOTE 4 – RESTATEMENT

Subsequent to the year ended December 31, 2011, management determined that the Company did not properly record consulting services provided by FCC during 2011. The following tables present a summary of the effects of the restatement adjustments on the Company's statement of financial condition at December 31, 2011.

| | Statement of Financial Condition | | |
|---|---|---|---|
| | As Previously Reported | Adjustments | As Restated |
| Additional paid-in capital | $ 278,307 | $ 90,000 | $ 368,307 |
| Accumulated deficit | $ (250,563) | $ (90,000) | $ (340,563) |

# DH FREDERICK SECURITIES, INC.
(A WHOLLY OWNED SUBSIDIARY OF FREDERICK CAPITAL CORPORATION)

## SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

| | As of December 31, 2011 |
|---|---|
| Net capital: | |
| Total stockholder's equity from statement of financial condition | $ 27,754 |
| Deduction: | |
| Unallowable assets – prepaid expenses | (5,971) |
| Net capital | 21,783 |
| Minimum net capital requirement (the greater of 6-2/3% of aggregate indebtedness of $26,380 or $5,000) | 5,000 |
| Excess net capital | $ 16,783 |
| Aggregate indebtedness | $ 26,380 |
| Ratio of aggregate indebtedness to net capital | 1.21 to 1 |

NOTE – A reconciliation of the above net capital with the Company's corresponding unaudited Form X-17a-5, Part IIA is summarized as follows:

| | |
|---|---|
| Net capital per computation included in the Company's corresponding unaudited Form X-17a-5, Part IIA filing | $ 21,783 |
| Reconciling items: | |
| Miscellaneous adjustments to net income | - |
| Net capital per above | $ 21,783 |

KMJ | Corbin & Company

Business Advisors Tax and Audit

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5**

Board of Directors
DH Frederick Securities, Inc.

In planning and performing our audit of the financial statements of DH Frederick Securities, Inc. (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

p 714 380 6565 f 714 380 6566 555 Anton Blvd Suite 1000 Costa Mesa CA 92626 kmjpartnerscpa.com
p 760 431 5465 f 760 431 5466 2768 Loker Avenue West Suite 101 Carlsbad CA 92010

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. This condition resulted in the restatement of the Company's financial statement for the year ended December 31, 2011 and was considered in determining the nature, timing and extent of the procedures performed in our audit of the restated financial statement of the Company as of December 31, 2011. This condition further resulted in the modification and re-issuance of our report on the restated financial statement dated February 6, 2012 (except for the effects of the restatement disclosed in Note 4 as to which the date is July 31, 2012).

> Subsequent to the year ended December 31, 2011, the Company's management determined that it did not properly record consulting services provided to the Company by its parent, Frederick Capital Corporation. This error was corrected by the Company's management and resulted in the restatement of the Company's financial statement for the year ended December 31, 2011.

We did not identify any deficiencies in control activities for safeguarding securities that we consider to be material weaknesses.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KMJ Corbin & Company LLP

KMJ Corbin & Company LLP

Costa Mesa, California
February 6, 2012 (except for the effects of the
material weakness disclosed above as to which the
date is July 31, 2012)